Catherine D. Rice
Chief Financial Officer

TEL +1-212-492-1133
FAX +1-212-492-8922
krice@wpcarey.com

August 15, 2013

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. Daniel L. Gordon

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C 20549-0405

Re:                        Carey Watermark Investors Incorporated
Form 10-K for the Fiscal Year Ended
December 31, 2012
Filed March 12, 2013

File No. 000-54263

Dear Mr. Gordon:

Set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter dated August 1, 2013 with respect to the Form 10-K for the year ended December 31, 2012 filed by Carey Watermark Investors Incorporated (the “Company” or “CWI”).  Please note that for the Staff’s convenience, the Company has recited each of the Staff’s comments in bold, and provided the Company’s response to each comment immediately thereafter.

Mr. Daniel L. Gordon

United States Securities and Exchange Commission

August 15, 2013

Form 10-K for the fiscal year ended December 31, 2012

Item 2. Properties, page 20

1.            We note your discussion in the “Business” section regarding the categories of lodging properties you may acquired. In future periodic reports, please include a column in the property table to identify the category type.

The Company will prospectively revise in future filings its property listings to present a separate column to identify the category type for each hotel.

Definitive Proxy Statement on Schedule 14A

Compensation of Directors and Executive Officers – Fiscal 2012, page 10

2.            We note your disclosure that you reimburse your advisor for the services of its personnel. In future periodic reports, that require Item 402 or Item 404 of Regulation S-K disclosure, please specify the amounts, if any, of personnel reimbursements for each named executive officer.

In future periodic reports that require Item 402 or Item 404 of Regulation S-K disclosure, the Company will prospectively revise its disclosures to specify the amounts, if any, of personnel reimbursements for each named executive officer.

Note 5. Equity Investments in Real Estate

3.            We note that you have an 80% and 57% ownership interest in the Hyatt French Quarter and Westin Atlanta joint ventures.  Please provide us with your analysis of how you determined to not consolidate these joint ventures.  Please cite the applicable guidance in your response.

CWI evaluated the facts and circumstances surrounding the operating agreements associated with the Hyatt French Quarter and Westin Atlanta joint ventures (collectively, the “Hotel Ventures”) in relation to the consolidation guidance within the Accounting Standards Codification (“ASC”).  As described below, CWI evaluated each entity and determined that neither of the Hotel Ventures contains the characteristics of a variable interest entity per ASC 810-10-15-14.  Additionally, under the voting interest model, CWI determined that for both of the Hotel Ventures,

Mr. Daniel L. Gordon

United States Securities and Exchange Commission

August 15, 2013

which are both limited liability companies, the venture partners have “substantive participating rights,” as described below, and concluded that it did not control the Hotel Ventures and would account for its interests in the Hotel Ventures as equity method investments.

Accounting Guidance

Under ASC 810-20-25-3: “The general partners in a limited partnership are presumed to control that limited partnership regardless of the extent of the general partners’ ownership interest in the limited partnership.”  However, this presumption of control may be overcome as noted in ASC 810-20-25-11: “If the limited partners have substantive participating rights, the presumption of control by the general partners would be overcome and each of the general partners would account for its investment in the limited partnership using the equity method of accounting.  Substantive participating rights provide the limited partners with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership’s business.”

Hyatt French Quarter Venture

On September 6, 2011, CWI entered into a joint venture agreement with a third-party venture partner whereby the joint venture owns the Hyatt French Quarter New Orleans Hotel (the “Hyatt French Quarter Venture”), which is an operating hotel.

CWI evaluated the Hyatt French Quarter Venture and determined that it does not contain the characteristics of a variable interest entity per ASC 810-10-15-14 because (i) it has sufficient equity to finance the entity’s operations, (ii) the power and right to absorb variability is held by the holders of equity investment at risk, and (iii) the balance between economics and power are not disproportionate and substantially all of the entity’s activities are not on behalf of the member with disproportionately few voting rights.

At the date of investment, the Hyatt French Quarter Venture entered into a debt arrangement encumbering the property that had an initial term of three years. According to the joint venture agreement, the venture partner must approve all financing. Given CWI’s investment objectives, and the recent renovations undertaken on the property (in order to improve financial performance of the already operating hotel), as well as the tax implications to CWI as a REIT, if it were to sell such a recently-acquired property, the Hyatt French Quarter Venture will need to incur

Mr. Daniel L. Gordon

United States Securities and Exchange Commission

August 15, 2013

additional debt or refinance its existing debt in the ordinary course of business as contemplated in ASC 810-20-55-3.

The venture partner and its related parties prepare the operating budget for the Hyatt French Quarter Venture on an annual basis and submit the budget to CWI for approval in the ordinary course of business as contemplated in ASC 810-20-55-9.

Based on the foregoing analysis, CWI determined that the rights outlined above represent substantive participating rights of the venture partner under ASC 810-20-25-16 and that the presumption of control has been overcome as detailed in ASC 810-20-25-11 and further concluded that it should account for its interest in the Hyatt French Quarter Venture under the equity method of accounting.

Westin Atlanta Venture

On October 3, 2012, CWI entered into a joint venture agreement with a third-party venture partner whereby the joint venture owns the Westin Atlanta Perimeter North Hotel (the “Westin Atlanta Venture”) , which is an operating hotel.

CWI evaluated the Westin Atlanta Venture and determined that it does not contain the characteristics of a variable interest entity per ASC 810-10-15-14 because (i) it has sufficient equity to finance the entity’s operations, (ii) the power and right to absorb variability is held by the holders of equity investment at risk, and (iii) the balance between economics and power are not disproportionate and substantially all of the entity’s activities are not on behalf of the member with disproportionately few voting rights.

At the date of investment, the Westin Atlanta Venture entered into a debt arrangement encumbering the property that had an initial term of three years. According to the joint venture agreement, the venture partner must approve all financing. Given CWI’s investment objectives, and the recent renovations undertaken on the property (in order to improve financial performance of the already operating hotel), as well as the tax implications to CWI as a REIT, if it were to sell such a recently acquired property, it is reasonably possible that the Westin Atlanta Venture will need to incur additional debt or refinance its existing debt in the ordinary course of business as contemplated in ASC 810-20-55-3.

Mr. Daniel L. Gordon

United States Securities and Exchange Commission

August 15, 2013

CWI has also made substantial renovations to many properties in its portfolio as such renovations are a key element impacting the projected return on investment for each property.  The Westin Atlanta Perimeter North Hotel is undergoing a comprehensive public space and guestroom renovation estimated at $14.9 million.  The venture partner must approve hotel capital expenditures.  At inception, the Westin Atlanta Venture planned to incur, and as of today it is currently incurring, capital expenditures.  Therefore, capital expenditure decisions are expected to be made in the ordinary course of business.

The annual operating budget for the Westin Atlanta Venture may not be effective without approval by both the venture partner and CWI.  If the venture partner and CWI do not agree, the matter will be submitted to arbitration.  Given the substantial renovations discussed above, the operations of the hotel are evolving and the budget is expected to fluctuate from year to year.  As a result, the above decisions will need to be made in the ordinary course of the operations of the hotel as contemplated in ASC 810-20-55-9.

Based on the foregoing analysis, CWI determined that each of the rights outlined above represent substantive participating rights of the venture partner under ASC 810-20-25-16 and that the presumption of control has been overcome as detailed in ASC 810-20-25-11 and further concluded that it should account for its interest in the Westin Atlanta Venture under the equity method of accounting.

Mr. Daniel L. Gordon

United States Securities and Exchange Commission

August 15, 2013

The Company acknowledges that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Catherine D. Rice
Catherine D. Rice
Chief Financial Officer

Enclosures

cc:                              Paul Marcotrigiano, Esq.
W. P. Carey Inc.

Kathleen L. Werner, Esq.

Clifford Chance US LLP